August 12, 2022

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporate Finance
Office of Real Estate & Construction
100 F Street, NE
Washington, D.C. 20549

Attn:	Babette Cooper
Jennifer Monick

	RE:	Bally’s Corporation
Form 10-K for the Fiscal Year Ended December 31, 2021
Filed March 1, 2022
Form 10-Q for the Quarterly Period Ended March 31, 2022
Filed May 5, 2022
File No. 001-38850

Ms. Cooper and Ms. Monick:

Bally’s Corporation (“Bally’s”) submits this letter in response to the comment letter from the Staff of the U.S. Securities and Exchange Commission, dated July 11, 2022 (the “Comment Letter”), in regard to Bally’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021, which was filed on March 1, 2022, and Form 10-Q for the quarterly period ended March 31, 2022, which was filed on May 5, 2022.

Below is Bally’s response. For convenience, the italicized numbered questions set forth below correspond to the comments contained in the Comment Letter.

Form 10-K for the Fiscal Year Ended December 31, 2021

Adjusted EBITDA by Segment, page 47

1.We note your response to our comment 1. More specifically, we note your description of the various costs that are included in the adjustments that make up other, net. It appears that deal-related, expansion and pre-opening expenses as well as costs related to pursuing sports betting, iGaming and lottery access represent normal, recurring, cash operating expenses necessary to operate your business. Please revise future filings to ensure these costs are not excluded from adjusted EBITDA.

Response:

Bally’s acknowledges the Staff’s comment and advises that it will revise its presentation of Adjusted EBITDA to exclude an adjustment for pre-opening expenses as well as certain expenses reported within sports betting, iGaming and lottery access, as explained below, in future filings.

United States Securities and Exchange Commission
Division of Corporate Finance
Office of Real Estate & Construction
August 12, 2022

Bally’s respectfully advises the Staff that, for the reasons described below and as discussed with the Staff on August 12, 2022, it believes the adjustments for deal related costs, expenses related to special advocacy efforts reported within sports betting, iGaming and lottery access, and expansion costs are non-recurring and appropriate for purposes of Bally’s presentation of Adjusted EBITDA.

Deal related costs

The detail of deal related costs by segment for the year ended December 31, 2021, is as follows:

	Casinos & Resorts	North America Interactive	International Interactive	Other	Total
Bet.Works acquisition costs	$—	$—	$—	$3,871	$3,871
Sinclair transaction costs	—	—	—	379	379
Other acquisition related expenses	—	—	—	2,715	2,715
Total	$—	$—	$—	$6,965	$6,965

As noted in our previous letter submitted on May 26, 2022, deal-related costs represent certain expenses incurred in connection with Bally’s acquisitions or collaborative arrangements, including legal and professional fees and other incremental diligence related costs. More specifically, these costs relate to (1) Bally’s acquisition of Bet.Works on May 28, 2021, a business-to-business-to-consumer sportsbook and iCasino platform provider and operator, (2) costs incurred to establish a partnership agreement with Sinclair Broadcasting to combine our sports betting technology with Sinclair’s premier portfolio of local broadcast stations and live regional sports networks, and (3) other acquisition related expenses, primarily attributable to our acquisition of Gamesys Group on October 1, 2021. As these costs are acquisition and transaction related expenses, they should have been aggregated and reported within the “Acquisition, integration and restructuring” line in the reconciliation of Adjusted EBITDA as opposed to “Other, net.” Bally’s will report such items in “Acquisition, integration and restructuring” in future filings.

Pre-opening expenses

Bally’s defines pre-opening expenses as non-capitalized start-up costs incurred before the property commences commercial operations including costs to recruit staff, employee relocation costs and payroll costs for new hires. In 2021, Bally’s incurred $1.8 million of pre-opening expenses related to its Bally’s Twin River property. Bally’s acknowledges the Staff’s comment and will exclude these costs from its presentation of Adjusted EBITDA in future filings.

Expansion expenses

Bally’s defines expansion expenses as costs incurred in connection with the opening of a new facility or significant expansion of an existing property. Bally’s has not recorded expansion costs since 2018 when it constructed its Bally’s Tiverton casino and a new hotel at its Bally’s Twin River property, and Bally’s does not frequently open new casino and resort locations.

United States Securities and Exchange Commission
Division of Corporate Finance
Office of Real Estate & Construction
August 12, 2022

Sports betting, iGaming and lottery access costs

The detail of costs related to pursuing sports betting, iGaming and lottery access by segment for the year ended December 31, 2021 is as follows:

	Casinos & Resorts	North America Interactive	International Interactive	Other	Total
Sports and iGaming licensing	$—	$—	$—	$1,977	$—
California referendum contribution	—	12,500	—	—	—
Total	$—	$12,500	$—	$1,977	$—

As noted in our letter dated May 26, 2022, costs related to pursuing sports betting, iGaming and lottery access in various jurisdictions represent costs relating to advocacy efforts, initial application fees and legal expenses in jurisdictions where gambling is either not legalized or where we are seeking licensure and do not currently operate. Sports betting is currently legal in 30 U.S. states and it is Bally’s strategy to gain entrance into certain of those states and also lobby to legalize sports betting in states where legislation has not passed.

During the year ended December 31, 2021, Bally’s incurred $2.0 million of sports and iGaming licensing costs as part of the state-by-state gaming licensing process for Iowa, Virginia, Louisiana and Tennessee. Bally’s acknowledges the Staff’s comment regarding sports betting and iGaming licensing costs and will exclude these costs from its presentation of Adjusted EBITDA in future filings.

Bally’s continues to believe however, that costs incurred related to special advocacy efforts are non-recurring in nature since they will not recur with respect to a particular jurisdiction once sports betting is legalized in such jurisdiction and the need for special advocacy efforts will vary from jurisdiction to jurisdiction or may not be required at all. During 2021, Bally’s and several other sports betting operators supported a referendum campaign to legalize sports betting in the State of California. During the third quarter of 2021, Bally’s made a lump sum one-time contribution of $12.5 million to support this initiative along with other industry proponents and will not make additional payments. Support for the California referendum, which will be decided in November 2022, is not a typical expense and Bally’s will no longer incur these costs. These costs differ from recurring lobbying costs that Bally’s incurs in states with current operating businesses, which are considered part of normal operations and are not excluded from Adjusted EBITDA. While Bally’s Board of Directors may support similar special advocacy efforts in the future, we continue to believe they are infrequent in nature and outside of our core business of gaming and appropriate to exclude from Adjusted EBITDA.

Form 10-Q for the Quarterly Period Ended March 31, 2022

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations
Adjusted EBITDA and Adjusted EBITDAR by Segment, page 49

2. We note that Adjusted EBITDAR eliminates rent expense associated with triple net operating leases, which appears to be a normal, recurring, cash operating expense necessary to operate your business. Please tell us how you determined it was appropriate to exclude rent expense associated with triple net operating leases from this measure. Refer to Question 100.01 of our Compliance & Disclosure Interpretations for Non-GAAP Financial Measures.

United States Securities and Exchange Commission
Division of Corporate Finance
Office of Real Estate & Construction
August 12, 2022

Response:

Bally’s acknowledges the Staff’s comment and is familiar with, and has considered, Question 100.01 of the Compliance & Disclosure Interpretations for Non-GAAP Financial Measures. The rent expense associated with triple net leases has been excluded from Bally’s non-GAAP measure of Adjusted EBITDAR specifically related to our Casinos & Resorts operating and reportable segment which encompasses our casino property assets.

In calculating Adjusted EBITDAR, Bally’s excludes rent expense associated with its triple net master leases for its Bally’s Evansville, Bally’s Dover and Bally’s Lake Tahoe facilities. Bally’s utilizes Adjusted EBITDAR solely as a valuation metric. Adjusted EBITDAR is included as a supplemental disclosure because we believe Adjusted EBITDAR is traditionally used by gaming operator analysts and investors to determine the equity value of gaming operators and Adjusted EBITDAR is one of the metrics used by other financial analysts in valuing our business. We believe Adjusted EBITDAR is useful for equity valuation purposes because its calculation isolates the effects of financing real estate and using a multiple of Adjusted EBITDAR to calculate enterprise value allows for an adjustment to the balance sheet to recognize estimated liabilities arising from operating leases related to real estate.

We will enhance our disclosure in future filings to note that Adjusted EBITDAR should be used solely for valuation purposes and should not be used as a measure of operating performance and will present Adjusted EBITDAR for the most current period only.

* * * * * * * *

If you have any questions regarding the foregoing, please do not hesitate to contact me at (401) 475-8476.

Very truly yours,
/s/ Robert Lavan
Robert Lavan
Chief Financial Officer